Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Sprint Nextel Corporation for the consent solicitation and offer to guarantee the $450,000,000 8 1/8% Senior Notes due 2011 and the $25,000,000 8 1/8% Senior Notes due 2011 of Nextel Partners, Inc. and to the incorporation by reference therein of our report dated February 3, 2004 (except for Note 3, as to which the date is April 23, 2004, Note 23, as to which the date is November 2, 2004 and Note 25, as to which the date is September 14, 2006), with respect to the consolidated financial statements and schedule of Sprint Nextel Corporation (formerly Sprint Corporation) for the year ended December 31, 2003, included in its Current Report on Form 8-K dated September 18, 2006 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Kansas City, Missouri
October 6, 2006